Consent of Independent Accountants
To the Board of Directors of
Strong High-Yield Municipal Bond Fund, Inc.
We consent to the incorporation by reference in Post Effective Amendment No. 7 to the Registration Statement of Strong High-Yield Municipal Bond Fund, Inc. on Form N-1A of our report dated October 6, 1997 on our audit of the financial statements and financial highlights of Strong High Yield Municipal Bond Fund, Inc., which report is included in the Annual Report to Shareholders for the period ended August 31, 1997, which is also incorporated by reference in the Registration Statement. We also consent to the reference to our Firm under the caption "Independent Accountants" in the Statement of Additional Information and in the "Financial Highlights" section of the Prospectus.
/s/ COOPERS & LYBRAND L.L.P COOPERS & LYBRAND L.L.P.
Milwaukee, Wisconsin December 23, 1997

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